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Paul M. McDermott
paul.mcdermott@dlapiper.com
T 617.406.6054 F 617.406.6154
January 24, 2006
Mr. Chauncey Martin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561CF/AD3
Washington, D.C. 20549

Re:	Visicu, Inc.
Registration Statement on Form S-1
SEC File No. 333-129989

Dear Mr. Martin:
     As we discussed, we are representing Visicu, Inc. (the “Company”) in connection with the proposed initial public offering of shares of its common stock pursuant to a registration statement on Form S-1 (as amended, the “Registration Statement”).
     To expedite the Staff’s review of the Registration Statement to the extent such review is impacted by the valuation of the Company’s common stock, we are writing to inform you that the Company expects to include a price range of $11.00 to $13.00 per share in a subsequent amendment to the Registration Statement. While this price range has only recently been determined and remains subject to adjustment based on factors outside of the Company’s control, including changes in market conditions, the Company believes that the foregoing price range is not subject to an undue risk of revision.
     The Company is available to discuss any questions and comments that the Staff may have regarding the valuation of the Company’s common stock.
Sincerely,
/s/ Paul M. McDermott
Paul M. McDermott

cc:	Mr. Brad Skinner
Daniel Lee, Esq.